                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                            on November 29, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                   FORM U-6B-2
                           Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.
36,620] adopted under the Public Utility Holding Company Act of 1935

         Certificate is filed by: Conectiv and Subsidiaries

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.       Type of security or securities ("draft," "promissory note"): See
         Schedule I.

2. Issue, renewal or guaranty: Common Stock and Long-Term Promissory Notes are new issues. Short-Term Promissory Notes represent cash advances directly from Conectiv. Money Pool Advances represent short-term borrowings from the Conectiv System Money Pool.

3.       Principal amount of each security: See Schedule I.

4.       Rate of interest per annum of each security: See Schedule I.

5.       Date of issue, renewal or guaranty of each security: See Schedule I.

6.       If renewal of security, give date of original issue: Not applicable.

7.       Date of maturity of each security: See Schedule I.

8. Name of the person to whom each security was issued, renewed or guaranteed: Short-term promissory notes are issued to Conectiv; Money Pool advances are issued to Conectiv Resource Partners, Inc., as agent for the Conectiv Money Pool.

9. Collateral given with each security, if any: Generally none. See Footnote 4 to Schedule 1.

10. Consideration received for each security: For stock, consideration is par value. For debt, consideration is principal amount.

11. Application of proceeds of each security: General corporate funds for use in ordinary course of business.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a)   the provisions  contained in the first sentence of Section 6(b):
         b)   the provisions  contained in the fourth  sentence of Section 6(b):
         c) the provisions contained in any rule of the commission other than Rule U-48: /x/

13.      If the security or securities were exempt from the provisions of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b). Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.




                                                 CONECTIV

                                                 By: /s/ Philip S. Reese
                                                   -----------------------------
                                                 Philip S. Reese
                                                 Vice President and Treasurer

Date: November 29, 2001

                                                                     Form U-6B-2
                                                                      Schedule I

                            CONECTIV AND SUBSIDIARIES
                        QUARTER ENDED SEPTEMBER 30, 2001

                                          Issued during                           Balance at End of Quarter
                                             Quarter                              -------------------------
                                             -------

                                              Common              Long-Term                  Short-Term              Money Pool
Company                                       Stock            Promissory Notes           Promissory Notes(1)(3)      Advances(2)(3)
-------                                       -----            ----------------           ----------------            --------
Conectiv Resource Partners, Inc.                 0              $20,000,000 (4)                  0                   $27,592,897

Conectiv Communications, Inc. (5)(6)(7)        $333                    0                         0                        0

Conectiv Solutions LLC(7)                        0                     0                         0                    38,277,837

Conectiv Properties and
Investments, Inc.                                0                     0                         0                    20,231,980

Atlantic Southern Properties, Inc.               0                     0                         0                    16,574,340

Conectiv Plumbing, L.L.C.                        0                     0                         0                        0

ATE Investment, Inc.                             0                     0                         0                    36,138,784

DCI I, Inc                                       0                     0                         0                        0

DCI II, Inc.                                     0                     0                         0                        0

King Street Assurance Ltd.                       0                     0                         0                        0

Conectiv Services, Inc.                          0                     0                         0                        0

                  (1)      Interest rate at end of quarter = 4.18%

                  (2)      Interest rate at end of quarter = 4.18%

                  (3)      Due on demand, but in no case later than 5/1/02

                  (4) Lender is King Street Assurance Ltd. ("KSA"), an affiliated company; interest rate at end of quarter =4.29%. Loan is secured by certain computer equipment owned by Conectiv Resource Partners, Inc.

                  (5) Conectiv made a capital contribution of $4,502,326 to Conectiv Communications, Inc. ("CCI").

                  (6) CCI cancelled 900 shares of common stock (common stock of $800 and Additional Paid-In Capital ("APIC") of $24,999,100) owned by Conectiv and issued 250 shares of preferred stock ($25,000,000) to Conectiv.

                  (7) CCI issued 333 shares of Class B common stock (Class B common stock of $333 and $10,000,001 of APIC), 100 shares of preferred stock and an $80,000,000 note payable to Conectiv Solutions LLC ("Solutions") in exchange for $100,000,000 note receivable from Conectiv Thermal, Inc., a wholly owned, indirect subsidiary of Solutions and an energy-related company pursuant to Rule 58.